August 21, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Liz Packebusch and Ms. Irene Barberena-Meissner

Re: New Century Logistics (BVI) Ltd

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted June 21, 2023

CIK 0001968043

Dear Ms. Liz Packebusch and Ms. Irene Barberena-Meissner:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated July 5, 2023 (the “Comment Letter”) and the oral communication on July 6, 2023, relating to the draft registration statement on Form F-1, which was submitted to the Commission by New Century Logistics (BVI) Ltd (the “Company” or “we”) on June 21, 2023.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form F-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Dividend Policy, page 42

1.	We note your disclosure here that since its inception, NC Logistics has not declared or paid cash dividends on its Ordinary Shares, and NCL (HK) declared and paid dividend of approximately HK$55.0 million (equal to approximately US$7.0 million) to its shareholders for the year 2022, and settled with the amount due from shareholders. This disclosure appears inconsistent with your disclosure elsewhere stating the Company approved and declared this dividend. Please revise to clearly disclose the entities that have declared dividends.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 42 of the Registration Statement for details.

Related Party Transactions

Balance With Related Parties Due from related parties, page 97

2.	We note your response to prior comment 10 and reissue it. Please revise to disclose the nature of each of the loans in this section and the transactions in which they were incurred. Refer to Item 7.B of Form 20-F as contemplated by Item 4.a of Form F-1.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 106 of the Registration Statement for details.

Financial Statements

Notes to Financial Statements

15. Dividends and Dividend Payable, page F-20

3.

We have reviewed your response to prior comment number 12 and note that you have not provided the requested information concerning the dividend payments ascribed to your 2021 and 2022 fiscal years.

While you explain that dividends “approved and declared” on November 30, 2021 and 2022 had been generally authorized on August 30, 2021 and August 29, 2022, subject to a plan where the amounts would depend on your reserves as of September 30, 2021 and 2022, you have not specified the dates that the dividends reported on page F-6 were actually made, or explained how the amounts could have been paid during these periods if the amounts were not known and final authorizations did not occur until after year-end.

We also note the last paragraph of your response in which you state that your Board has regularly monitored your financial performance and accumulated working capital and “from time to time distributed the surplus” to shareholders in cash, although you have not indicated the amounts or dates or described any rationale for differentiating between these payments to shareholders from the amounts characterized as dividends and subject to the approval process referenced above.

Please address the inconsistencies between the sequence of authorizations, establishing dividend amounts, and making dividend payments; and for handling the payments of surplus differently than dividends. Provide us with a schedule of all dividend and surplus payments made during these two fiscal years and subsequently, including the dates that each payment was authorized by the board, the dates that each payment was made to shareholders, reconciled to the amounts reported on pages F-6 and F-20.

Also explain why you describe each amount subject to the November Board actions as an “interim dividend,” indicate why the November actions were necessary if the Board previously approved the dividends in August, explain the reasons some shareholders waived their rights to receive dividends, and clarify how you have defined “surplus funding” and calculated the incremental amounts that were paid to shareholders.

Please revise your disclosures as necessary to convey a clear and succinct summary of these details, including the timeline, a description of your dividend approval process, the dates that payments were made, and clarifying the extent to which payments were not made on a pro rata basis to all shareholders. We reissue prior comment 12.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment, to clarify that the dividends were declared by the Company. Please see the cover page and pages 5, 35 and 42 of the Registration Statement for details. Further, we have restated the financial statements in accordance with Staff’s comment, please see pages F-23 and F-51 of the Registration Statement for further details.

Exhibits

4.	We note your response to prior comment 14 and reissue it. Please file Forest & Sullivan’s consent as an exhibit to your registration statement. Refer to Rule 436 of the Securities Act.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment to include a written consent from Forest & Sullivan. Please see Exhibit 99.12 of the Registration Statement for details.

General

5.	We note your response to prior comment 15 and reissue it in part. We note disclosure on your cover page and in your risk factor at page 27 that it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. Please revise to clarify that all of the legal and operational risks associated with operating in the PRC also apply to operations in Hong Kong, and ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. In this regard we note your disclosure that the PRC government may intervene or influence your current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like yourselves.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the cover page and the pages 27 and 28 of the Registration Statement for details.

Oral Communication

Exhibits

6.	Date the Exhibit 23.5 written consent from Yuan Tai Law Offices

Response:	We have revised the Registration Statement in accordance with the Staff’s comment to include the date in the Exhibit 23.5. Please see the Exhibit 23.5 of the Registration Statement for details.

General

7.	Update the COVID-19 disclosure.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 12, 19, and F-24 of the Registration Statement for details.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised F-1.

Very truly yours,

By:	/s/ Ngan Ching Shun
Name:	Ngan Ching Shun
Chief Executive Officer